Exhibit 99.2

1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com

August 3, 2017

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement relating to the offering of up to 4,082,500 Common Shares of Norbord Inc., relating to the Registration Statement on Form F-10 of Norbord Inc. (File No. 333-215266). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

/s/ Torys LLP